The Annual Meeting of Shareholders for the Fund was held on September 17, 2012 (the "meeting"). At the meeting, Trustee Niel B. Nielson was elected as Class II Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2015. The number of votes cast in favor of Mr. Nielson was 22,723,322, the number of votes cast against Mr. Nielson was 414,212, and the number of abstentions was 0. Richard E. Erickson, Thomas R. Kadlec, James A. Bowen and Robert F. Keith are current and continuing Trustees. Messrs. Erickson and Kadlec are currently the Class I Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2014. Messrs. Bowen and Keith are currently the Class III Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2013.